

October 11, 2012

Via E-mail
Christopher Polimeni
Executive Vice President and Chief Financial Officer
American Media, Inc.
100 American Media Way
Boca Raton, FL 33464

> **Re:** **American Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 1, 2012**
> **File No. 333-183477**

Dear Mr. Polimeni:

    We have reviewed your responses to the comments in our letter dated September 18, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Executive Compensation, page 80

Annual Cash Incentive Payment, page 83

1. We note your response to our prior comment 12 and reissue in part. Please refer to the fourth paragraph. We note your disclosure that "DSI's Adjusted EBITDA for fiscal 2012 was greater than $5,003,000." We also note that this disclosure does not quantify the performance goal or target actually achieved. A general "greater" or "less than" reference with respect to the performance goal or target is not sufficient. Please revise to quantify all performance goals or targets actually achieved in order for your named executive officers to earn their annual cash incentive payments. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.

Security Ownership of Certain Beneficial Owners and Management, page 96

2. Please refer to footnotes 1, 2, 4, 7 and 8. We note that in each footnote certain entities or natural persons have disclaimed beneficial ownership "except to the extent of their respective pecuniary interest therein." Please note that for the purposes of Rule 13d-3(a) of the Securities Exchange Act of 1934, beneficial ownership is not determined based on pecuniary interest. Please revise each footnote to the table accordingly or tell us why such a disclaimer is appropriate.

3. Please refer to footnote 3. We note that the relationship been the various disclosed funds, entities and The Capital Group Companies is not clear. Please revise to clarify the relationship between the various funds, entities and listed securityholder.

    You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       Rosa A. Testani, Esq.